

Mail Stop 7010

November 16, 2006

**via U.S. mail and facsimile**

Mr. Michael A. Lupo
President and Chief Executive Officer
Huttig Building Products, Inc.
555 Maryville University Drive
Suite 240
St. Louis, MO  63141

> **RE:    Huttig Building Products, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 9, 2006**
> **Form 10-Q for the Quarterly Period Ended September 30, 2006**
> **Filed October 30, 2006**
> **File No. 001-14982**

Dear Mr. Lupo:

We have reviewed your filings and have the following comments.  If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

**Form 10-K for the Fiscal Year Ended December 31, 2005**

Segment Disclosure

1.  We note the following disclosures in your filing:
    *   On page 5, you disclose that you divide your national operations into four geographic regions and each region is headed by a regional vice president.

We further note on your website, under Operational Officers, you present these four vice presidents.

- On page 5, you also state that you tailor your business to meet local demand and customer needs. In addition, you state that you customize product selection, inventory levels, services provided and prices offered to meet local market requirements.

- Your disclosure on page 7 states that your first and fourth quarters are generally adversely affected by winter weather patterns in the Midwest and Northeast, and hurricane season in the Southeast can have an adverse impact on your profits during the third and fourth quarters.

- As risk factors, on page 8, you disclose that your sales depend heavily on the strength of national and local new residential construction and home improvement and remodeling markets. Further, on page 9, you cite your industry is subject to cyclical market pressures such as levels of new construction and population growth among other factors.

- We note under your Results of Operations for 2005 compared to 2004, on page 19, that by region, sales in the Southeast, excluding the new Dallas branch, and the West increased 23% and 9%, respectively, and sales in the Northeast were flat and sales in the Midwest decreased 1% in 2005 as compared to 2004.

In light of these disclosures, it is unclear to us how you have determined that your distribution operations represent a single operating segment. Please identify for us your operating segments pursuant to paragraph 10 of SFAS 131. As part of your response, please identify your chief operating decision maker and provide us with copies of the relevant financial reports reviewed by your chief operating decision maker.

Please also tell us in detail how you determined that your operating segments met each of the criteria in paragraph 17 of SFAS 131 for aggregation. To the extent you are aggregating operating segments because you believe your segments are economically similar, please provide us with an analysis that includes historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

2. We note your supplier rebates accounting policy on page 18. If material, expand your MD&A in future filings to discuss the impact that these supplier rebates had on your operations.

6. Commitments and Contingencies, page 40

3.  We note that you do not believe that your exposures with respect to the
    remediation of the property with the MDEQ will have a material adverse effect on
    your results of operations or financial position.  Please be aware that a statement
    that a contingency is not expected to be material does not satisfy the requirements
    of SFAS 5 if there is at least a reasonable possibility that a loss exceeding
    amounts already recognized may have been incurred and the amount of that
    additional loss would be material to a decision to buy or sell your securities.  In
    that case, you must either (a) disclose the estimated additional loss or range of
    loss, that is reasonably possible, or (b) state that such an estimate cannot be made.
    Please note that any conclusion as to materiality should take into account the
    impact that any change in the accrual could have on quarterly earnings.  Please
    revise in future filings or advise.  Please also include these disclosures as they
    relate to your ODEQ contingency.

9.  Income Taxes, page 45

4.  We note that you maintain a valuation allowance of $5.0 million on $6.5 million
    of deferred tax assets related to state net operating loss carryforwards which have
    expiration dates extending out to 2022.  Please tell us and disclose in future filings
    the reasons for this valuation allowance, as well as any material changes in this
    valuation allowance, given the amount of time until expiration and your history of
    generating pre-tax income.

**Form 10-Q for the Quarterly Period Ended September 30, 2006**

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of
Operations, p13

5.  We note your disclosure on page 14 that your net sales from continuing
    operations for the three months ended September 30, 2006 compared to the three
    months ended September 30, 2005 decreased primarily due to a drop in housing
    starts.  You also disclose your operating loss over this same period, as well as
    $17.2 million of charges in the third quarter related to restructuring.  We further
    note in your Form 10-Q's for the quarterly periods ended March 31, 2006 and
    June 30, 2006, your net sales increased over the prior comparable periods and you
    do not appear to disclose the impending decrease in net sales or restructuring
    charges, despite the fact that publicly traded home builders have disclosed a
    decrease in revenue and profitability as well as a decrease in new home deliveries
    prior to the quarter ended September 30, 2006.  Item 303 of Regulation S-K
    requires MD&A disclosure about material uncertainties.  In addition, Section 216
    of the Financial Reporting Codification states that "registrants have an obligation

to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure or loss." For guidance, refer to Sections 501.02 and 501.12.b of the Financial Reporting Codification. Please ensure your MD&A disclosures in future filings appropriately forewarn investors of deteriorating conditions, as well as reasonably possible impairment and restructuring charges. Note also the reporting requirements outlined in Item 2.06 of Form 8-K.

\*   \*   \*   \*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to the undersigned at (202) 551-3255.

Sincerely,


Nili Shah
Accounting Branch Chief